NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 29, 2013, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(3) That on April 8, 2013 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

The merger between Nuveen Arizona Dividend Advantage Municipal Fund 2 and Nuveen Arizona Premium Income Municipal Fund, Inc. became effective before the opening on April 8, 2013. Each share of MuniFund Term Preferred Shares of Beneficial Interest, $10.00 liquidation preference per share, 2.05% Series 2015 of Nuveen Arizona Dividend Advantage Municipal Fund 2 was exchanged for One share of MuniFund Term Preferred Shares of Beneficial Interest, $10.00 liquidation preference per share, 2.05% Series 2015 of Nuveen Arizona Premium Income Municipal Fund.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 8, 2013.